

February 28, 2012

Via E-mail
Dennis Becker
Chief Executive Officer
CommerceTel Corporation
58 West Buffalo Road, Suite 200
Chandler, AZ 85225

      Re: **CommerceTel Corporation**
              Form 8-K filed on February 24, 2012
              File No. 000-53851

Dear Mr. Becker:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed on February 24, 2012

1.   Revise the third and fourth paragraphs to identify the "subsequent interim period." In this regard, please specify the date that the subsequent interim period ends. Specifically, the date on which the former accountants were dismissed and the new accountants engaged, respectively. Refer to Item 304(a)(1)(iv) of Regulation S-K.

2.   We note that you "consulted with the new accountant regarding the application of accounting principles to [your] acquisition" of substantially all of the assets of Digimark's BoomText business and that this consultation appears to be of the type identified in Item 304(a)(2)(i) of Regulation S-K. Please revise your filing to provide the specific disclosures required by Item 304(a)(2)(ii)(A), (B), (C) and (D).

Dennis Becker
CommerceTel Corporation
February 28, 2012
Page 2

3.   To the extent that you make changes to the Form 8-K to comply with our comments,
        please obtain and file an updated Exhibit 16 letter from the former accountants stating
        whether the accountants agree with the statements made in your revised Form 8-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

        You may contact Tamara J. Tangen, Staff Accountant, at (202) 551-3443 with any
questions regarding our comments. If you require further assistance, do not hesitate to contact
me at (202) 551-3730.

                                              Sincerely,

                                              /s/ Stephen G. Krikorian

                                              Stephen G. Krikorian
                                              Accounting Branch Chief

Via E-mail
Louis A. Brilleman, Esq.